PRICING SUPPLEMENT NO. 2 DATED June 1, 2005	Rule 424(b)(5)
(To Prospectus Dated June 18, 2003 and Prospectus Supplement	File No. 333-106083
Dated February 8, 2005)

$200,000,000
Kimco Realty Corporation
Series C Medium-Term Notes
Due Nine Months or More from Date of Issue

Fixed Rate Notes

Interest Rate: 4.82% per annum
Trade Date: June 1, 2005

Original Issue Date: June 6, 2005
Stated Maturity Date: June 1, 2014

Issue Price: 100%
Agent’s Discount or Commission: $1,200,000
Net Proceeds to Issuer: $198,800,000

Interest Payment Dates: The first day of each April and October, commencing October 1, 2005, and at maturity.

Book Entry:	Certificated:

Authorized	$1,000 and integral multiples thereof	Other:
Denomination:

Minimum	$1,000 Other
Denomination:
Specified Currency:	United States dollars Other:
Exchange Rate Agent: N/A

Redemption:	The Notes cannot be redeemed prior to maturity.
The Notes may be redeemed prior to maturity, as follows:
Initial Redemption Date: N/A
Initial Redemption Percentage: N/A
Annual Redemption Percentage Reduction: N/A

The notes will be redeemable as a whole or in part, at our option, at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 15 (0.15%) basis points plus in each case accrued interest on such notes to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity, actual or interpolated (on a day count basis), of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having an actual or interpolated (on a day count basis) maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

“Comparable Treasury Price” means, with respect to any redemption date, (a) the average of at least three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

 “Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC or their affiliates which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall replace that former dealer with another Primary Treasury Dealer.

Repayment:	The Notes cannot be repaid prior to maturity.
The Notes may be repaid prior to maturity, as follows:
Optional Repayment Dates:

Additional/Other Terms: None

Addendum Attached:	Yes	No

Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ($66,666,000)
Banc of America Securities LLC
BNY Capital Markets, Inc.
Credit Suisse First Boston LLC
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC ($66,668,000)
Wachovia Capital Markets, LLC ($66,666,000)
Other:

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $198.7 million after deducting the agents' discount and other estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes and to repay a portion of the $230 million currently outstanding under our U.S. revolving credit facility, which bears interest at a rate of LIBOR plus 55 basis points and is scheduled to expire in June of 2006.

RATIOS OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the three-month period ended March 31, 2005 was 3.6. Our ratio of earnings to combined fixed charges and preferred stock dividend requirements for the three-month period ended March 31, 2005 was 3.3.

For purposes of computing these ratios pursuant to Item 503 of Regulation S-K, earnings have been calculated by adding fixed charges (excluding capitalized interest), amortization of capitalized interest and distributed income of equity investees to pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/loss from unconsolidated partnerships. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization of debt discounts and issue costs, whether expensed or capitalized.